October 4, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Carlos Pacho, Senior Assistant Chief Accountant

Re: Whirlpool Corporation

Form 8-K Dated July 22, 2016

Filed July 22, 2016

File No. 001-03932

Dear Mr. Pacho:

As Executive Vice President and Chief Financial Officer of Whirlpool Corporation (“Whirlpool”), I am responding to the letter from the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (“Staff”) dated September 23, 2016, containing comments on the above-referenced filing. For your convenience, we have included in this letter each of the Staff’s comments before providing our response to that comment. As noted in our responses below, the proposed revision refers to Whirlpool’s intended method of complying with the Staff’s comments in Whirlpool’s future filings with the Commission, if appropriate given the then current facts and circumstances.

Form 8-K Dated July 22, 2016

Comment No. 1: Exhibit 99.1

Please revise to clarify that the “ongoing” measures highlighted in the first section of your earnings release are non-GAAP measures.

Response: In response to the Staff’s comment, we will in future filings clarify that “ongoing” measures highlighted in the first section of our release are non-GAAP measures by adding a “(non-GAAP)” parenthetical to the first reference to “ongoing” in the release. We have utilized the term “ongoing” or “ongoing business” since 2012 to refer to our non-GAAP earnings per share and operating profit /

margin measures that we believe are more reflective of our underlying, or ongoing, business results. We have in the past and will continue to provide, along with the clarifying reference above, an explanation of these measures in the Supplemental Information paragraph that precedes our GAAP to non-GAAP reconciliations.

Comment No. 2: Exhibit 99.1

We note that you exclude restructuring expenses from your non-GAAP Ongoing Business Measures. Please explain to us why these are not normal, recurring, cash operating expenses necessary to operate your business. See Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

In response to the Staff’s comment, we respectfully provide the following supplemental information. In the fourth quarter of 2014, we completed our acquisition of Indesit Company S.p.A. (“Indesit”), which, due to its size, materially changed our European footprint (the “Indesit Acquisition”). Since closing the Indesit Acquisition, we have been integrating Indesit into our European business and creating operating cost synergies that require substantial up-front investments and related one-time expenses to create a more streamlined and efficient European operation.

We recognize that Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations cautions registrants against presenting a performance measure that excludes normal, recurring cash operating expenses necessary to operate the registrant’s business. However, we believe that the restructuring expenses excluded from our non-GAAP ongoing business measures for the three months ended June 30, 2016 and 2015 and forecast for full year 2016 – which expenses relate to the Indesit Acquisition and other unique restructuring events – do not constitute “normal, recurring cash operating expenses” necessary to operate our business.

From time to time, we have completed major acquisitions or other unique or strategic transactions for which we initiate restructuring actions to eliminate redundancies. Most recently, these restructuring actions primarily include headcount reductions and other manufacturing footprint changes related to the Indesit acquisition, and the related restructuring expenses are expected to be limited to the next two years. Given the nature and infrequency of these transactions and the types of restructuring costs, management reviews the Company’s operating results by adjusting for these expenses in managing the ongoing business. In addition, the company has not historically described these charges as non-recurring or in other terms that mischaracterize the frequency of these charges.

Based on interactions with investors, we believe that the non-GAAP measures we use that are adjusted for these costs are regarded as useful additional disclosure to investors and there is no confusion among investors about these adjustments. We will provide additional clarifying language regarding the nature of our restructuring expense line item in the footnotes to our non-GAAP reconciliations in future periods.

I hope that the foregoing has been responsive to the Staff’s comments. All inquiries, questions, comments, notices and orders with respect to this letter, should be directed to the undersigned at (269) 923-3732, via facsimile at (269) 923-3582, or via email at james_peters@whirlpool.com.

In connection with responding to the Staff’s comments, and as requested by the Staff, we acknowledge the following:

•	Whirlpool is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Whirlpool may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ JAMES PETERS

James Peters

Executive Vice President and Chief Financial Officer

cc:	Robert S. Littlepage

Christie Wong, Staff Accountant

Christine Adams, Staff Accountant

Bridget K. Quinn, Whirlpool Corporation

Paul Steih, Ernst & Young LLP

4